UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

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CRYOLIFE, INC.

(Exact name of registrant as specified in its charter)
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Florida	1-13165	59-2417093
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1655 Roberts Boulevard, N.W., Kennesaw, Georgia  30144
(Address of principal executive office) (zip code)

Registrant's telephone number, including area code: (770) 419-3355

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 -- Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This Form SD of CryoLife, Inc. (“CryoLife,” the “Company,” “we,” or “us”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019 (the “Disclosure”).

Background

Form SD requires the disclosure of certain information when a company manufactures or contracts to manufacture products and certain specified minerals are necessary to the functionality or production of those products. The specified minerals, together referred to as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, which are limited to tantalum, tin, and tungsten). The “Covered Countries,” for purposes of this Form SD, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

Company Overview

Incorporated in 1984 in Florida, the Company is a leader in the manufacturing, processing, and distribution of medical devices and implantable human tissues used in cardiac and vascular surgical procedures focused on aortic repair. Our medical devices and processed tissues primarily include four product families: BioGlue® Surgical Adhesive; On-X® mechanical heart valves and surgical products; JOTEC endovascular and surgical products; and cardiac and vascular human tissues including the CryoValve® SG pulmonary heart valve and the CryoPatch® SG pulmonary cardiac patch, both of which are processed using our proprietary SynerGraft® technology. In addition to these four major product families, we sell or distribute the NEXUS endovascular stent graft system, CardioGenesis cardiac laser therapy, PerClot® hemostatic, and the PhotoFix® bovine surgical patch.

Reasonable Country of Origin Inquiry

Under Form SD, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by a company or contracted by the company to be manufactured, the company must conduct, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals to determine if the Conflict Minerals originated from a Covered Country or are from recycled or scrap sources.

We undertook a process to identify any necessary Conflict Minerals, and we conducted a RCOI by requesting and receiving information from our suppliers about the origin or source of their Conflict Minerals, as well as information about their Conflict Minerals policies and procedures. Information is provided by suppliers using a Conflict Minerals Reporting Template, as developed and published by the Responsible Minerals Initiative Responsible Minerals Assurance Program. Through this process, as of May 29, 2020, seven of our suppliers indicated that Conflict Minerals were added or used in the product or in the production process. Three of these suppliers certified to our reasonable satisfaction that the Conflict Minerals did not originate in the Covered Countries. Two of these suppliers indicated that they obtained Conflict Minerals from the Covered Countries, and two of these suppliers were unable to determine whether the Conflict Minerals originated in the Covered Countries. As of May 29, 2020, the Company had an overall supplier response rate of 61%.

There are many third parties in the supply chain between our direct suppliers and the original sources of any actual or potential Conflict Minerals. In this regard, we do not purchase Conflict Minerals directly from mines, smelters, or refiners. We must therefore rely on our suppliers and their upstream supplier(s) to provide information regarding the origin of any Conflict Minerals.

This Conflict Minerals disclosure and report is publicly available on the Company’s website at http://investors.cryolife.com/corporate-governance/conflict-minerals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CryoLife, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 1, 2020

CRYOLIFE, INC.

By:	/s/ Jean F. Holloway
Name:	Jean F. Holloway
Title:	Senior Vice President, General Counsel,
Chief Compliance Officer, and
Corporate Secretary